SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

MATERIAL FACT

Clarifications on Official Letter 188/2020 / CVM / SEP / GEA-2

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (Sabesp or Company) provides the following clarifications, requested by the Brazilian Securities and Exchange Commission - CVM, through Official Letter 188/2020 / CVM / SEP / GEA-2, received on this date, the content of which is described below:

“Official Letter nº 188/2020/CVM/SEP/GEA-2” Rio de Janeiro, August 19, 2020.

Mr. Director

1.	We report on the news published on the pages of the Valor Econômico and Folha de S. Paulo newspapers on the world wide web on 19/08/2020, entitled, respectively, "Sabesp will return to the capitalization program, says Doria" and " Doria announces capitalization of Sabesp and shares fall more than 10% ", with the following content:

Sabesp will return to the capitalization program, says Doria

Cristiane Agostine

The governor of São Paulo, João Doria (PSDB), said on Wednesday that the State will carry out the capitalization of Sabesp. Doria said that the company will return to the capitalization program of the São Paulo government and, starting this month, will provide services to other states.

'[Sabesp] is going to dispute concessions for the distribution and treatment of water and waste,' he said. '[Sabesp] will have exponential growth and its value will be listed on the broad privatization program that we are going to announce.'

The governor spoke about the company when attending an online conference promoted by a bank in São Paulo. Doria, however, did not provide a timetable or detail the proposal.

Doria announces capitalization of Sabesp and shares fall more than 10%

Júlia Moura

The governor of the state of São Paulo, João Doria (PSDB), announced on Wednesday (19) the return of Sabesp (Basic Sanitation Company of the State of São Paulo) to the São Paulo capitalization program.

"The decision of the São Paulo state government is to capitalize Sabesp. The company will return to a capitalization program and, starting in August, providing services to other Brazilian states, it will participate in concessions in the area sanitation, water treatment and distribution, and also waste treatment, "said Doria at a Santander event.

After the declaration of the governor, the company's shares on the Brazilian Stock Exchange fell 10.7% and entered into auction. At the auction, the stock continues to be traded, but goes out of business for a short period due to sudden price fluctuations. Around 11:46 am, they fell 8.8%, to R$ 50.64.

Sabesp is a mixed capital company, with the state of São Paulo as the main shareholder (50.26% of the shares). The expectation of privatization has led the company to appreciate about 60% since 2019.

Sabesp's capitalization process, capital increase, has been planned since the government of Geraldo Alckmin, with the company's corporate restructuring law approved in 2017.

Privatization and capitalization were under study in the Doria government, with the latter being considered the most viable at first.

The capital increase through the creation of a holding company that would control Sabesp was approved in 2018 by the company's board, with the objective of raising R$ 5 billion, of which R$ 4 billion would go to the state and R$ 1 billion to the company.

Doria did not give details of the operation on Wednesday, but said that the capitalization will be released soon to the president of Sabesp, Benedito Braga, and to the secretary of Finance and Planning of the state government, Henrique Meirelles.

2.	Regarding the excerpts highlighted above, we require your statement regarding the veracity of the information provided in the news, and, if so, we request additional clarifications regarding the subject, as well as informing the reasons why you considered it not to be the subject of a Material Fact, pursuant to CVM Instruction 358/02.
3.	We also request that the Company inform which documents filed in the IPE Module of the Empresas.NET System contain recent information on the matter.
4.	Such statement must include a copy of this Official Letter and be forwarded to the IPE System, category “Notice to the Market”, type “Clarifications on questions from CVM / B3”. Compliance with this request for a statement by means of a Notice to the Market does not exempt the eventual determination of liability for the timely non-disclosure of a Material Fact, pursuant to CVM Instruction 358/02.
5.	We emphasize that, pursuant to article 3 of CVM Instruction No. 358/02, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted for trading, any relevant act or fact that occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.
6.	We also remind you of the obligation set forth in the sole paragraph of article 4 of CVM Instruction 358/02, to inquire the management and controlling shareholders of the Company, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market in order to ascertain whether they would be aware of information that should be disclosed to the market.

7.	We warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of art. 9, of Law 6,385 / 76, and in art. 7, combined with art. 8, CVM Instruction No. 608/19, determine the application of a fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the formulated requirements, until 9:00 am August 20, 2020. ”

Clarifications:

Initially, with regard to Sabesp's operations in other states, in view of the recent approval of Law No. 14.026, on July 15, 2020 (“Basic Sanitation Framework”), the market expectation in general is that there are new commercial opportunities in the sector.

That said, Sabesp will monitor the opportunities that may arise from the regulation of the Basic Sanitation Framework and will evaluate participation in projects, including in other states, which it considers economically advantageous, as authorized by its Bylaws.

This information was disclosed by the Company in item 12 of the 2nd Quarter 2020 Earnings Release, made available on August 14, 2020 on the Company's website and on the Empresas.net system of this CVM, in the “Economic-Financial Data” category , like “Press Release”.

In addition, the information was transmitted on the 2nd Quarter 2020 Results Videoconference, held on August 18, 2020, the recording of which is also available in full on the Company's website.

In the view of management, the information does not characterize a Material Fact, as there is, to date, no competitive process or specific project in progress in which the Company has formally taken the decision to participate.

Regarding the structure for the corporate reorganization and privatization of Sabesp, in view of the atypical fluctuation seen in the volume and price of its shares, and also its lack of knowledge about the possible definition of the structure for its implementation, the Company immediately acted to obtain relevant clarifications from its controlling shareholder.

In response, the Government of the State of São Paulo, through the State Capital Protection Council (Conselho de Defesa dos Capitais do Estado - CODEC), informed, in Official Letter CODEC No. 125/2020, attached to this Material Fact, that “there is no decision made on SABESP's model of corporate reorganization, since the working group constituted by the State Privatization Board Of Directors, on 04/24/2019, did not complete its activities, awaiting the analysis of vetoes by National Congress of Law No. 14,026, of July 15, 2020, which updates the legal framework for sanitation, to continue its work. ”

Therefore, Sabesp reaffirms that, on this date, there is no material information additional to those already widely disclosed in the Material Facts of May 12, August 2, September 5 and 15, 2017 and April 26, 2019 and Notice to the Market of April 3, 2019.

The Company reinforces its commitment to keep its shareholders and the market in general informed about any relevant developments on the subject matter of this Material Fact, in compliance with the Law and regulations in force.

São Paulo, August 20, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Anexo

Ofício CODEC nº 125/2020

GOVERNO DO ESTADO DE SÃO PAULO SECRETARIA DE PROJETOS, ORÇAMENTO E GESTÃO CONSELHO DE DEFESA DOS CAPITAIS DO ESTADO – CODEC

CODEC OFFICE No. 125/2020

São Paulo, August 19, 2020.

Dear sir,

We refer to the Official Letter dated August 19, 2020, whereby this Company requests clarification regarding the news released on that date regarding the possible corporate reorganization of SABESP under the privatization program, in order to allow the disclosure of the information to the market through the appropriate channels, thus ensuring compliance with the applicable regulations.

From the point of view of the controlling shareholder, it is important to clarify that there is no decision made on SABESP's model of corporate reorganization, since the working group constituted by the State Capital Protection Council, on 04/24/2019, has not concluded its activities, being awaiting the analysis of the vetoes by the National Congress of Law no. 14,026, of July 15, 2020, which updates the legal framework of sanitation, to continue its work.

Furthermore, it should be remembered that this Company, on April 3, 2019, has already filed Notice to the Market to report on the same topic.

Kind regards,

RODRIGO GARCIA

Secretary of Government

President of CODEC

To

RUI DE BRITTO ÁLVARES AFFONSO

Investor Relations Director at

COMPANHIA DE SANEAMENTO BÁISCO DO ESTADO DE SÃO PAULO - SABESP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 20, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.